scPharmaceuticals Inc.

2400 District Avenue, Suite 310

Burlington, MA 01803

April 27, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: scPharmaceuticals Inc.: Registration Statement on Form S-3 filed March 23, 2021 (File No. 333- 254637)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), scPharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 29, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely, scPharmaceuticals Inc.

/s/ John H. Tucker
John H. Tucker
Chief Executive Officer and Principal Executive Officer

cc:    Arthur R. McGivern, Esq., Goodwin Procter LLP